Exhibit 99.3

NOTICE TO THE SHAREHOLDERS

We hereby inform the Shareholders of Aracruz Celulose S.A. ("the Company") that the Executive Board of the Company, exercising the powers granted by the Board of Directors, in accordance with the decision taken in the meeting held on March 23, 2006, has today approved the declaration and payment of Interest on Shareholders’ Equity to the total amount of R$74,000,000.00 (seventy four million reais). This Interest on Shareholders’ Equity shall be attributed to the minimum compulsory dividend relating to the fiscal year 2006, and the individual declaration to the shareholders shall be made pursuant to the equity holdings at the close of the São Paulo stock market on June 27, 2006 ("Brazilian Record Date").

The amounts to be declared and paid as Interest on Shareholders’ Equity shall, respectively, be as follows:

•	Each block of 1,000 (one thousand) common shares shall be entitled to the gross amount of R$68.00496593; and
•	Each block of 1,000 (one thousand) preferred shares of classes "A" and "B" shall be entitled to the gross amount of R$74.80546252.
1 -

The amounts declared as Interest on Shareholders’ Equity are subject to Income Tax Withheld, at the rate of 15%, resulting in a net amount of R$57.80422105 for each block of 1,000 (one thousand) common shares and a net amount of R$63.58464316 for each block of 1,000 (one thousand) preferred shares of classes "A" and "B". Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than twenty percent, are subject to Income Tax Withheld, at a rate of 25%, under the prevailing legislation.

2 -

Shareholders exempted from Income Tax Withholding pursuant to Section 5 of Law 11.053/04 and that have not yet informed Banco Itaú S.A. of this fact must do so by June 29, 2006, at any of the service outlets listed in item 5 below. Other shareholders with tax exemption must provide the Company’s Investor Relations Management (at Av. Brigadeiro Faria Lima 2.277, 4th floor, São Paulo, SP - Tel: ++55 11 3301 4131 - Mr. Denys Ferrez), with documentary evidence of their tax situation, by June 29, 2006, in order not to be subject to the withholding of Income Tax.

3 -

The payment of Interest on Shareholders’ Equity, without monthly correction, shall be made as from July 13, 2006, through Banco Itaú S.A., by means of credits to the bank accounts of the shareholders, as per the records of Banco Itau S.A.. The Interest on Shareholders’ Equity attributable to shareholders whose records with Banco Itaú S.A. are not up-to-date shall remain at the disposal of such shareholders within the Business Services Department (Superintendência de Serviços para Empresas) of Banco Itaú S.A., until their records are updated.

4 -	The shares of the Company shall be traded "ex-Interest on Shareholders’ Equity" as from June 28, 2006.

5 -	SERVICE OUTLETS – Branches Specialized in Shareholder Assistance:
•	São Paulo	-	Rua Boa Vista, 176 - Subsolo
•	Rio de Janeiro	-	Rua Sete de Setembro, 99 - Subsolo
•	Belo Horizonte	-	Av. João Pinheiro, 195 - Térreo
•	Porto Alegre	-	Rua Sete de Setembro, 746 - Térreo
•	Salvador	-	Av. Estados Unidos, 50/ 2° andar - Edif.
Sesquicentenário
•	Brasília	-	SCS Quadra 3 Ed. Dona Angela, 30, bloco A - s/loja
•	Curitiba	-	Rua João Negrão, 65 - s/loja

Aracruz, June 20, 2006

ISAC ROFFÉ ZAGURY

Investor Relations Officer